# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 20, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### John Hancock Life Insurance Company (U.S.A)

### File No. 333-70728

_____

        John Hancock Life Insurance Company (U.S.A) submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a registration statement on Form N-4 filed on April 7, 2009.

        Based on representations by John Hancock Life Insurance Company (U.S.A.) that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 99.(24)(b)(7)(a)(i) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(a)(ii) | through April 7, 2014 |
| Exhibit 99.(24)(b )(7)(a)(iii) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(a)(iv) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(b)(i) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(b)(ii) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(c)(i) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(c)(ii) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(d)(i) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(d)(ii) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(d)(iii) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(e) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(f) | through April 7, 2014 |
| Exhibit 99.(24)(b)(7)(g) | through April 7, 2014 |

        For the Commission, by the Division of Investment Management, pursuant to delegated authority:

William J. Kotapish
Assistant Director